PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

RECEIVED
2009 APR 28 A 6:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attention: Office of International Corpor[redacted]
Division of Corporation Finance, Mail S
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

09045972

20 April 2009

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

9 April	Pearson acquires National Transcript Center and Intellipro
14 April	Pearson helps strapped school districts tap into stimulus funding
15 April	Pearson to acquire Wall Street English: takes leading position in English language education in China

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

dw 4/28

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RECEIVED
2009 APR 28 A 6:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pearson acquires National Transcript Center and Intellipro

09 April 2009



Pearson, the international education and information company, today announces the acquisition of two education businesses in North America – the National Transcript Center (NTC) and Intellipro. The two businesses have combined gross assets of approximately $1 million.

National Transcript Center, based in Austin, Texas, is a leading provider of software that enables students' academic records (or 'transcripts') to be electronically captured and securely exchanged between educational institutions. Its services provide significant efficiencies over traditional paper-based distribution methods and support a strong connection between school and higher education. It will become part of Pearson's US Assessment and Information Group, which already works with many states to record, analyse and apply student data to enhance learning.

Intellipro is a New Jersey-based software engineering company which is focussed on learning technologies. It has worked with Pearson for almost 20 years, playing a key role in the development of Pearson's market-leading online homework and assessment services including MyMathLab, MyEconLab, MyFinanceLab and MyAccountingLab. The Intellipro team will become part of Pearson's Learning Technologies Group, working to create and deliver new learning software across US K-12, post-secondary, professional and international markets.

ENDS

For more information
Luke Swanson/Simon Mays-Smith/Charles Goldsmith +44 (0)20 7010 2310

Pearson helps strapped school districts tap into stimulus funding

14 April 2009

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Grant Writing and Funding Webinars, Videos and Hotline Assistance Offered at www.fundingforschools.com

Boston, MA - April 14, 2009 - As the first $44 billion in education stimulus funds are making their way to school districts, Education Secretary Arne Duncan emphasized that America is facing head-on a "once in a life-time opportunity to lay the groundwork for a generation of education reforms." The education and technology company Pearson has signed up to help schools across the country make these reforms happen.

To help educators sort through the stimulus provisions, Pearson has created an integrated set of resources including: assistance for grant writers, funding and grant webinars, informational videos, responses to frequently asked questions, a blog at http://twitter.com/Pearson, and an email hotline for all stimulus-related questions at grantexperts@pearson.com. As the funds continue to flow, Pearson's www.fundingforschools.com website will be updated regularly with the latest information to assist educators in accessing the stimulus dollars, while also providing an easy-to-use correlation of Pearson's programs to the individual pockets of federal funding.

"Secretary Duncan said that the stimulus package provides a 'magical' opportunity to take a giant leap forward in improving teaching and learning. With districts being challenged to create programs that produce results, we're asking: 'What can Pearson do today to help schools maximize this incredible opportunity?,'" noted Pearson's Grants and Funding Manager Grace Stopani. She added, "We believe the answer is to work hand-in-hand with schools, cutting through the clutter to find the best education solutions that meet the needs of students and teachers in each of the funding categories."

Stopani noted, "It can be overwhelming to try to figure out which money -IDEA, Title I, Title II-D, Title III, Head Start, Stabilization Funds - can be used for which types of education solutions. Our team of certified grants and funding experts works with these funding categories every day, and we have initiated this campaign to share our expertise with districts so they can understand and access these dollars quickly." She added, "However schools are prioritizing these funds - whether it be for English learners or other minority populations, reading or math intervention, tutoring, helping students with disabilities, teacher training, achieving AYP, supplementary materials, technology or custom solutions - we are ready to help them identify how they can use their stimulus funding to meet their school's unique needs."

The www.fundingforschools.com website outlines the various stimulus funding programs and how Pearson's programs directly match ARRA dollars. Pearson is also offering schools the option of customized solutions for their particular needs.

Additionally, Pearson has published "Pocket Guide: Making

Sense of the American Recovery and Reinvestment Act," now available on the website which highlights the ARRA's funding themes: reform, world-class education, modernizing classrooms, 21st century skills, and accountability. The "Pocket Guide" includes an at-a-glance chart of funding categories, dollar amounts, distribution and timelines, and usage requirements.

President Obama has said that he envisions his education reform policy will help ensure "every child in this country gets a world-class education from the day they're born until the day they graduate from college." Pearson shares that vision - and through innovation, intervention and assessment, technology and custom solutions will continue its investment in creating the very best education programs for teachers and students everywhere.

For more information, visit www.fundingforschools.com or www.pearsonschool.com.

About Pearson

Pearson (NYSE:PSO), the global leader in education and education technology, reaches and engages today's digital natives with effective and personalized learning, as well as dedicated professional development for their teachers. This commitment is demonstrated in the company's investment in innovative print and digital education materials for preK through college, student information systems and learning management systems, teacher professional development, career certification programs, and testing and assessment products that set the standard for the industry. The company's respected brands include Scott Foresman, Prentice Hall, Addison Wesley, Benjamin Cummings, PEMSolutions, Stanford 10, SuccessNet, MyLabs, PowerSchool, SuccessMaker and many others. Pearson's comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student at every level of education. Pearson's commitment to education for all is supported by the global philanthropic initiatives of the Pearson Foundation. Pearson's other primary businesses include the Financial Times Group and the Penguin Group. For more information, go to www.pearson.com.

For more information, press only
Kate Miller,
Pearson,
800-745-8489,
kate.miller@pearson.com

Pearson to acquire Wall Street English: takes leading position in English language education in China
15 April 2009

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Pearson, the international education and information company, today announces the acquisition, for $145m in cash, of Wall Street English from parent company Wall Street Institute, which is majority-owned by global private equity firm The Carlyle Group.

Wall Street English is China's leading provider of premium English language training to adults. Launched in 2000, it teaches approximately 35,000 students at 39 company-owned training centers in seven cities including Beijing, Shanghai, Guangzhou and Shenzhen. It provides English language instruction and practice to university students and professionals - paid for either by the individual or their employer - through a blend of computer-based learning and face-to-face tutorials. Between 2006 and 2008 it achieved compound annual revenue growth of more than 40%, and expects to generate approximately $70m in sales this year.

Pearson entered the English language training market in China in 2008 through the acquisitions of Learning Education Center and Dellenglish, which focus on school and college-aged students as well as adults. There are now 27 Pearson-owned training centers in Beijing and Shanghai, operating under the Longman Schools brand and drawing on Pearson's global English language training materials and digital learning programmes.

The combination of Longman Schools and Wall Street English gives Pearson a leading position in the English language teaching market in China, serving students from elementary school to professional levels. It makes Pearson China's second-largest private language training company by revenues, based on Pearson estimates, and takes Pearson's annual education sales in China (excluding Hong Kong) to more than $100m. Pearson expects English language teaching in China to remain a good growth market, despite the global economic downturn, driven by powerful trends including the growth and globalisation of the Chinese economy, high levels of private spending on education and the importance of English language skills to careers and earning prospects.

Following the acquisition, Pearson intends to combine Longman Schools and Wall Street English into one business with shared marketing, advertising, customer support, technology and back office services. It will integrate Pearson's content, assessment and technology into the Wall Street English instructional process, and retain the Wall Street English brand, which has high recognition and a strong reputation in its key markets. Pearson plans to invest to open new Wall Street English training centers in additional cities across China, and to use the Wall Street English network and capabilities as a platform for expanding Pearson's wider professional education businesses. Pearson expects the acquisition to enhance adjusted earnings per share in 2010, its first full year, and to enhance adjusted EPS and generate a return

above Pearson's cost of capital from 2011.

John Fallon, chief executive of Pearson's International Education business, said:

"There will soon be two billion people speaking English around the world, and China is absolutely central to our plans to build on Pearson's position as the world's leading provider of English language teaching services. Wall Street English is a successful company with high-quality educational programmes, strong management, a premium brand, good cash flow and margins, and excellent growth prospects. It will be able to draw on the full range of Pearson's assets and resources to do even more to help China's young professionals acquire the skills they need to progress in their lives and careers. It also helps to establish Pearson as a major player in one of the most exciting and dynamic education markets anywhere in the world."

ENDS

For more information

In London:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith

+ 44 (0)207 010 2310

In Beijing:

Elizabeth Knup

+86 10 6409 6767 x 800